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October 20, 2011	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jim B. Rosenberg

Re:	diaDexus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 22, 2011
File No. 000-26483

Dear Mr. Rosenberg:

On behalf of diaDexus, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Brian E. Ward, Ph.D., President and Chief Executive Officer of the Company, dated October 12, 2011, with respect to the Company’s above-referenced filing.

The Company is working expeditiously to respond to the Staff’s comments. However, in order to allow adequate internal and external review, the Company is requesting an extension of the deadline to respond to the Staff’s comments until October 31, 2011. Please do not hesitate to contact me at (650) 463-2625 if you have any questions. Thank you for your consideration.

Very truly yours,

/s/ Karen Eberle

Karen Eberle of LATHAM & WATKINS LLP

cc:	Brian E. Ward, Ph.D. Pauline Mak, diaDexus, Inc.